MDI, Inc.
Richard A. Larsen
SRVP, General Counsel & Secretary MDI, Inc.
10226 San Pedro Avenue
San Antonio, Texas 78216
Work: 210-582-2664
Fax: 210-579-1554
Email: Richard.larsen@mdisecure.com

September 12, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-6010

Attention: Mr. Russell Mancuso and Mr. Tim Buchmiller

RE:            Form RW – MDI, Inc. – Form S-3 (Registration No. 333-147633)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”) MDI, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above captioned Registration Statement, including all amendments thereto, be withdrawn as of the date hereof or as soon thereafter as practicable.  The Registrant no longer intends to proceed with the registered public offering of these securities at this time.  The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.  The Registrant represents that no securities have been offered or sold pursuant to the Registration Statement.

Very truly yours,

MDI, INC.

By: /s/ Richard A. Larsen
Richard A. Larsen
Senior Vice President, General Counsel & Secretary